

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

<u>Via E-mail</u>
James Christie
Chief Executive Officer
Anglesea Enterprises, Inc.
13799 Park Blvd, Suite 147
Seminole, FL 33776

      Re: **Anglesea Enterprises, Inc.**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed June 15, 2012
            File No. 333-179147

Dear Mr. Christie:

We have reviewed the above-referenced filing and the related response letter dated June 12, 2012 and have the following comment. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments.

<u>General</u>

1.   Be sure to include with your amended filing an updated consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel

cc: <u>Via E-mail</u>
        Lawrence Metelitsa, Esq.
        Lucosky Brookman LLP